EXHIBIT 12.1
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN EXPRESS CREDIT CORPORATION

	Years Ended December 31,

(Dollars in Millions)	2009	2008	2007	2006	2005

Earnings:
Net income	$362	$864	$725	$622	$415
Income tax provision	8	132	60	95	50
Interest expense	629	1,618	2,046	1,614	1,141

Total earnings (a)	$999	$2,614	$2,831	$2,331	$1,606

Fixed charges – interest expense (b)	$629	$1,618	$2,046	$1,614	$1,141

Ratio of earnings to fixed charges (a/b)	1.59	1.62	1.38	1.44	1.41

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.